EXHIBIT 107

Calculation of Filing Fee Tables

Form S-3

(Form Type)

National CineMedia, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered (1)	Proposed Maximum Offering Price per Unit (2)	Maximum Aggregate Offering Price (1)	Fee Rate	Amount of Registration Fee
Primary Offering
Fees Previously Paid	Debt	Debt Securities	457(o)	-	-	-	-	-
	Equity	Common Stock, par value $0.01 per share	457(o)	-	-	-	-	-
	Equity	Preferred Stock, par value $0.01 per share	457(o)	-	-	-	-	-
	Other	Warrants (3)	457(o)	-	-	-	-	-
	Other	Depositary Shares (4)	457(o)	-	-	-	-	-
	Other	Purchase Contracts	457(o)	-	-	-	-	-
	Other	Units (5)	457(o)	-	-	-	-	-
	Unallocated (Universal) Shelf	Unallocated (Universal) Shelf	457(o)	$300,000,000 (1)	(2)	$300,000,000 (1)	-	$45,930.00
Secondary Offering
Fees to be Paid	Equity	Common Stock, par value $0.01 per share	457(c)	480,289	$4.66 (6)	$2,238,146.74	$153.10 per million	$342.66

Fees Previously Paid	Equity	Common Stock, par value $0.01 per share	457(c)	26,664,349	$4.68	$124,789,153	-	$19,105.22
	Total Offering Amounts					$427,027,299.74		$65,377.88
	Total Fees Previously Paid							$65,035.22
	Total Fee Offsets							-
	Net Fee Due							$342.66

(1)
Includes an indeterminate aggregate principal amount and number of securities of each identified class of securities up to a proposed aggregate offering price of $300,000,000, which may be offered by the registrant from time to time in unspecified numbers and at indeterminate prices, and as may be issued upon conversion, redemption, repurchase, exchange or exercise of any securities registered hereunder. Separate consideration may or may not be received for securities that are issuable upon conversion, exchange or exercise of other securities. In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended, or the Securities Act, this registration statement also covers any additional securities that may be offered, issued or become issuable in connection with any stock split, stock dividend or similar transaction or pursuant to anti-dilution provisions of any of the securities.
(2)
The proposed maximum offering price per unit will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered hereunder and is not specified as to each class of security. Such amount will be set forth in U.S. dollars or the equivalent thereof for any security denominated in one or more, or units of two or more, foreign currencies or composite currencies based on the exchange rate at the time of sale. Debt securities may be issued with original issue discount such that the aggregate initial public offering price will not exceed $300,000,000 together with the other securities issued hereunder.
(3)
The warrants covered by this registration statement may be debt warrants, common stock warrants or preferred stock warrants.
(4)
To be represented by depositary receipts and representing an interest in all or a specified portion of a share of preferred stock.
(5)
Any of the securities registered hereunder may be sold separately or as units with other securities registered hereunder.
(6)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low prices of the registrant’s common stock reported on The Nasdaq Stock Market LLC on September 26, 2025, which is within five business days prior to filing this registration statement.